										OMB APPROVAL
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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. 4)

						Intrenet Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						461190100
					   (CUSIP Number)

				    Carolyn S. Reiser, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					    March 6, 2000
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (10-97)

CUSIP No. 461190100								Page 2 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Vincent Andrew Carrino
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF, PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				83,800
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				3,924,799
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				83,800
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						3,924,799
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,008,599
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	26.7%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 461190100								Page 3 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Brookhaven Capital Management, LLC
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				3,785,599
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						3,785,599
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,785,599
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	25.2%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO, IA

CUSIP No. 461190100								Page 4 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Brookhaven Capital Management Co., Ltd.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				13,000
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						13,000
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	13,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0.1%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO, IA

CUSIP No. 461190100								Page 5 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Watershed Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				2,229,298
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						2,229,298
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,229,298
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	14.8%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 461190100								Page 6 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Piton Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				200,834
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						200,834
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	200,834
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.4%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN




CUSIP No. 461190100								Page 7 of 14 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Watershed (Cayman) Ltd.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/x/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				944,487
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						944,487
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	944,487
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	6.3%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO

CUSIP No. 461190100								Page 8 of 14 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Intrenet Inc. (the "Issuer"). The principal executive office of the Issuer is located at 400 TechneCenter Drive, Suite 200, Milford, OH 45150.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Brookhaven Capital Management Co., Ltd. ("BCM Co."), Brookhaven
Capital Management, LLC ("BCM, LLC"), Vincent Andrew Carrino ("Carrino"), Watershed Partners, L.P. ("WP"), Piton Partners, L.P. ("PP") and Watershed (Cayman) Ltd. ("WCL") (collectively, the "Filers").

	(b)	The business address of BCM Co., BCM, LLC, Carrino, PP and WP is
3000 Sandhill Road, Building 3, Suite 105, Menlo Park, CA 94025. The business address of WCL is c/o Hemisphere Fund Managers Limited, 3rd Floor, Harbour Centre, P.O. Box 30362, SMB, George Town, Cayman Islands.

	(c)	Carrino is the president and sole shareholder of BCM Co. and the manager and principal member of BCM, LLC. See Item 6 for an additional description of the relationships among the Filers.

	(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Carrino is a citizen of the United States of America.  BCM Co. is a New York corporation. BCM, LLC is a California limited liability company. WP and PP are Delaware limited partnerships. WCL is a Cayman
Islands exempted company.

CUSIP No. 461190100								Page 9 of 14 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser		Source of Funds			Amount

BCM, LLC		Funds under Management*	$9,617,269
BCM Co.		Working Capital			$   41,277
WP			Working Capital			$5,036,895
PP			Working Capital			$  547,605
WCL			Working Capital			$2,551,026
Carrino		Personal Funds			$  212,262

*Includes funds of WP, PP, WCL and other advisory clients used to purchase the Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Filers have discussed, and intend to continue to discuss, with management and members of the Board of Directors of the Issuer, the strategies the Issuer plans to employ to maximize shareholder value, including, but not limited to, corporate acquisitions and expansion of its existing operations.

The Filers entered into an agreement with the Issuer and certain other shareholders of the Issuer dated as of March 18, 1999 (the "Shareholders Agreement"), pursuant to which the parties agreed to vote the shares of Common Stock over which they have voting power and take certain other actions described in the Shareholders Agreement, a copy of which was previously filed as Exhibit B. The other parties to the Shareholders Agreement are the Issuer; Morgens, Waterfall, Vintiadis & Company, Inc.; Phoenix Partners; Betje Partners; Phaeton International, N.V.; Morgens Waterfall Vintiadis N.C.; Restart Partners, L.P.; Restart Partners II, L.P.; Morgens Waterfall Income Partners; Allen Holding, Inc.; Allen & Company, Inc.; Allen Value Partners, L.P.; Allen Value Limited; Philip Scaturro; Ned N. Fleming, III; Eric C. Jackson; Thomas J. Noonan, Jr.; Robert B. Fagenson; and Gerald Anthony Ryan. The Shareholders Agreement was amended by a Consent of the parties effective February 17, 2000. A copy of the Consent is attached hereto as Exhibit C and incorporated herein by reference. The parties to the Shareholders Agreement have not agreed to vote or act as a group with respect to any matters other than those addressed in the Shareholders Agreement. The Filers understand that the other parties to the Shareholders Agreement intend to file a Schedule 13D reflecting their participation in the Shareholders Agreement. The Filers specifically disclaim beneficial ownership of the shares of Common Stock owned by the other parties to the Shareholders Agreement.

Subject to the Shareholders Agreement, the Filers may buy or sell additional shares of Stock in the open market from time to time.

CUSIP No. 461190100								Page 10 of 14 Pages


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. The Filers have effected the following open market transaction in the Stock since January 7, 2000:

		  Purchase					Number		Price
Name		  or Sale		Date			of Shares		per Share

Carrino		S		01/07/00		  3,000		$2.25
PP			S		01/13/00		  9,000		$2.875
BCM, LLC		S		03/06/00		795,500		$1.0364
WCL			P		03/06/00		300,000		$1.0364
BCM, LLC		S		03/06/00		105,040		$1.0364
WP			S		03/06/00		  4,260		$1.0364
WP			P		03/06/00		576,800		$1.0343
PP			S		03/07/00		  8,300		$2.4375
WP			S		03/07/00		  1,700		$2.4375
PP			S		03/08/00		 37,600		$2.429
BCM, LLC		S		03/09/00		  1,000		$2.5625
BCM, LLC		P		03/09/00		  1,000		$2.4063
WCL			P		03/24/00		  9,340		$2.2179
WCL			S		04/06/00		157,500		$2.0
BCM, LLC		P		04/06/00		 10,000		$2.0062
WP			P		04/06/00		155,000		$2.0062
WCL			S		04/07/00		 50,000		$2.25
WP			P		04/07/00		 50,000		$2.25
PP			P		04/11/00		  7,000		$2.125
WP			P		04/11/00		  5,500		$2.1023
WP			P		04/24/00		  7,400		$1.25
WCL			P		04/25/00		 14,000		$1.3739
BCM, LLC		P		05/10/00		 30,000		$2.0625
PP			S		05/10/00		 30,000		$2.0625
WP			P		05/22/00		    300		$1.75


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

BCM, LLC is a registered investment adviser whose clients, including WP, PP and WCL, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. BCM, LLC is the general partner of WP and PP, which are investment limited partnerships. Carrino is the sole shareholder of BCM Co. and the sole manager and majority member of BCM, LLC. No single client of BCM, LLC, other than WP and WCL, holds more than 5 percent of the Stock.

The Filers have agreed to vote their shares of the Stock in support of the policies and plans described in the Shareholders Agreement described Item 4.

CUSIP No. 461190100								Page 11 of 14 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

B. Agreement Among the Issuer, the Filers and Certain Other Shareholders of the Issuer (previously filed).

C.  Consent of parties to the Shareholders Agreement.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	June 15, 2000

BROOKHAVEN CAPITAL MANAGEMENT				/s/ Vincent Andrew Carrino
CO., LTD.								Vincent Andrew Carrino

By:	/s/ Vincent Andrew Carrino		PITON PARTNERS, L.P.
	Vincent Andrew Carrino			By:Brookhaven Capital ManagementLLC
	President						By:  /s/ Vincent Andrew Carrino
									Vincent Andrew Carrino
									Manager
BROOKHAVEN CAPITAL MANAGEMENT, LLC

By:	/s/ Vincent Andrew Carrino
	Vincent Andrew Carrino
	Manager						WATERSHED (CAYMAN) LTD.

WATERSHED PARTNERS, L.P. 				By:  Brookhaven Capital
									Management, LLC
By:	Brookhaven Capital Management, LLC		Attorney-in-Fact
	General Partner					By: /s/ Vincent Andrew Carrino
	By:	/s/ Vincent Andrew Carrino		    Vincent Andrew Carrino
		Vincent Andrew Carrino			    Manager
		Manager

CUSIP No. 461190100								Page 12 of 14 Pages

												EXHIBIT C

							CONSENT


	The undersigned persons each of whom is an "Other Shareholder" as that term is defined by the Agreement dated March 18, 1999, by and among Intrenet, Inc. (the "Company") and certain shareholders of the Company, hereby consent to any member of the Brookhaven Group taking any of the actions specified in Section 3 of the Agreement and agree that such section shall no longer be in effect as of February 17, 2000.

MORGENS WATERFALL VINTIADIS & COMPANY, INC.

By:  /s/ Edwin H. Morgens
	Edwin H. Morgens, Chairman


PHOENIX PARTNERS

By:	MW MANAGEMENT, LLC,
	General Partner
	By:  /s/ Edwin H. Morgens
		Edwin H. Morgens, Managing Member


BETJE PARTNERS

By:	MORGENS WATERFALL VINTIADIS & COMPANY, INC., Investment Advisor
By:	/s/ Edwin H. Morgens
	Edwin H. Morgens, Chairman


PHAETON INTERNATIONAL, N.V.

By:	MORGENS WATERFALL VINTIADIS & COMPANY, INC., Investment Advisor
By:	/s/ Edwin H. Morgens
	Edwin H. Morgens, Chairman


MORGENS WATERFALL VINTIADIS, N.C.
By:	/s/ Edwin H. Morgens
	Edwin H. Morgens, _____________

CUSIP No. 461190100								Page 13 of 14 Pages

RESTART PARTNERS, L.P.

By:	PRIME GROUP, L.P., General Partner

	By:	PRIME, INC., General Partner

		By:	/s/ Edwin H. Morgens
			Edwin H. Morgens, Chairman


RESTART PARTNERS II, L.P.
By:	PRIME GROUP II, L.P., General Partner

	By:	PRIME, INC., General Partner
		By:	/s/ Edwin H. Morgens
			Edwin H. Morgens, Chairman

MORGENS WATERFALL INCOME PARTNERS
By:	MW CAPITAL, LLC, General Partner

	By:  /s/ Edwin H. Morgens
		Edwin H. Morgens, Managing Member

ALLEN HOLDINGS, INC.
By: __________________________
Name: ________________________
Its: _________________________

ALLEN & COMPANY, INC.
By: __________________________
Name: ________________________
Its: _________________________

ALLEN VALUE PARTNERS, L.P.
By:	ALLEN VALUE, INC., General Partner

	By: __________________________
	Name: ________________________
	Its: _________________________

CUSIP No. 461190100								Page 14 of 14 Pages

ALLEN VALUE LIMITED

By: __________________________
Name: ________________________
Its: _________________________


/s/ Phillip Scaturro
Phillip Scaturro


/s/ Ned N. Fleming III
Ned N. Fleming III


/s/ Eric J. Jackson
Eric J. Jackson


/s/ Thomas J. Noonan, Jr.
Thomas J. Noonan, Jr.



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